Filer: Sprott Physical Silver Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: August 6, 2015

August 6, 2015

What Sprott Can Do for Your Central

GoldTrust or Silver Bullion Trust Holdings

Dear Reader

Do you own shares in Central GoldTrust or Silver Bullion Trust?

If so, you need to know how your investments are being managed, and learn why I believe that Sprott will be superior managers of your assets.

Read on for this message from John Wilson, CEO of Sprott Asset Management LP, on Central GoldTrust and Silver Bullion Trust and what Sprott can do for you.

Sincerely,
Rick Rule
Chairman, Sprott US Holdings

Dear Silver Bullion Trust Unitholder,

CAN YOU TRUST SILVER BULLION TRUST’S TRUSTEES?

It has been revealed that your Trustees have stark conflicts of interest in the form of payments to “independent” Trustees and have been entirely self-interested in trying to prevent you from accepting the Sprott offer.

Silver Bullion Trust’s (“SBT”) Trustees have gone to great lengths to prevent you from having a voice in your investment, all while entrenching and enriching themselves.  They have employed defensive tactics and initiated costly, meritless litigation with the single goal of preventing you and other unitholders from even considering the Sprott offer.

Fortunately, on July 31, 2015, the Ontario Superior Court of Justice:

•                  Dismissed the wasteful legal proceedings commenced by the Trustees;

•                  Affirmed the validity of the Sprott offer; and

•                  Struck down SBT’s recent cash redemption feature, noting it was nothing more than a defensive tactic!

Through the court process, notable conflicts of interest of SBT’s Trustees were revealed.  SBT Trustees were acutely aware of the fact your investment in silver has traded at a significant discount to the actual price of silver over the past two years — but took no meaningful steps to address this issue, even in the face of significant and mounting investor concerns.

In addition, several SBT Trustees — including their Chairman and CEO, their lead Trustee and the head of their Special Committee — have clear personal financial incentives in seeing the Sprott offer defeated regardless of the value it presents to unitholders — and some of these incentives have been undisclosed to-date.

Consider the following:

•                  Ian McAvity, SBT’s lead “independent” Trustee and chair of its Corporate Governance and Nominating Committee, has an arrangement with the Spicer family-controlled administrator of physical bullion vehicle Central Fund of Canada Limited pursuant to which he receives 6% of the gross revenue of such administrator for life, the details of which have never been publicly disclosed.

•                  McAvity has received, and continues to receive, millions of dollars from the Spicer family under this royalty alone, including CDN$1.4 million in the past three years and CDN $3.3 million from 2005 through 2014. Despite these significant payments, McAvity leads the SBT board committee responsible for providing independent evaluations and reporting on the performance of the Spicer family-controlled administrators.

•                  While receiving such payments, McAvity has (perhaps not surprisingly) reported that the performance of the Spicer family administrators has been “excellent” despite the significant trading discounts to net asset value (“NAV”) and the fact that SBT has substantially underperformed similar vehicles, including the Sprott Physical Silver Trust.

The court process also uncovered that the chair of SBT’s Audit Committee and Special Committee, Mr. Bruce Heagle, and his family have long-standing personal and professional ties to the Spicer family, and Mr. Heagle’s 84 year old father continues to receive “consulting” fees from a Spicer family bullion administration vehicle.

SBT Trustees stand to lose millions of dollars in annual fees and personal compensation if the Sprott offer is successful — it is no wonder they have gone to such great lengths to prevent you from participating in it.

SBT Trustees have gone unchecked for far too long.  They have stood by with indifference as the value of your investment eroded and enriched themselves. And the worst of it — you end up paying for their wasteful actions.

With Sprott, you will get • VALUE      • SECURITY      • TRANSPARENCY

It is easy to make a change from SBT to the Sprott Physical Silver Trust and benefit from a guardian for your assets who will actively work for you to provide: greater liquidity, real transparency and an increase in the value of your investment.

It is important you act now. The Sprott offer is open for acceptance until 5:00pm (Toronto time) on September 18, 2015, unless extended or withdrawn.

SBT unitholders who have questions regarding the Sprott offer are encouraged to visit our dedicated website at www.sprottadvantage.com or contact Sprott’s unitholder services agent, Kingsdale Shareholder Services at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

Thank you for your support.

Sincerely,

John Wilson
CEO, Sprott Asset Management

Important Notice

The offer by Sprott Asset Management LP (“Sprott”) to purchase the units of SBT (the “Sprott offer”) is subject to conditions.  Full details of the Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the notices of extension and variation dated June 22, 2015, July 7, 2015 and August 4, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott offer, Sprott Physical Silver Trust (“PSLV”) has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (a “Registration Statement”), which contains a prospectus relating to the Sprott offer (a “Prospectus”). This document is not a substitute for the Offer Documents, the Prospectus or the Registration Statement. SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, SBT, PSLV AND THE SPROTT OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of SBT or PSLV. The Sprott offer is being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

This document contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.